1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

News Release

Contact:

Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL Shareholders Approved NT$ 1.62 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 22, 2011

Taichung, Taiwan, June 22, 2011–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution 2010 profits.

The major conclusions of this shareholders’ meeting are as follows:

1. Shareholders approved the 2010 Business Report and Financial Statements. Net revenue for 2010 were NT$ 60,072,283 thousand (Net consolidated revenue were NT$ 63,857,470 thousand), and net income was NT$ 5,626,907 thousand with diluted EPS of NT$ 1.80 per share.

2. Shareholders approved a proposal for distribution of 2010 profits:

(1)	A cash dividend of NT$ 1.62 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2010 net income of NT$ 5,626,907 thousand has already factored in employee profit-sharing expenses of NT$ 560,945 thousand and remuneration to directors and supervisors of NT$ 50,642 thousand. Employees’ bonuses of NT$ 560,945 thousand will be distributed all in cash.

3. Shareholders approved to amend the Company’s Articles of Incorporation.

4. Shareholders approved to amend the Company’s “Director and Supervisors election procedure”.

5. Shareholders approved to amend the Company’s “Endorsement and Guarantee Procedure”.

6. Shareholders approved to elect SPIL’s 11th Board of Directors and Supervisors. The nine Directors are Bough Lin, Chi-Wen Tsai, Wen-Lung Lin, Yen-Chun Chang, Wen-Jung Lin, Cheng-Chich Huang, Ing-Dar Liu, Jing-Shan Aur and Hsiao-Yu Lo. The three Supervisors are Wen-Lung Cheng, Wen-Chiang Lin and Yu-Hu Liu.

7. Shareholders approved to release the restriction of competition on newly-elected Directors imposed under Article 209 of the Company Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 22, 2011	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer